Exhibit 99.1

LexinFintech Holdings Ltd. Reports First Quarter 2020

Unaudited Financial Results

SHENZHEN, China, June 4, 2020 (GLOBE NEWSWIRE)/— LexinFintech Holdings Ltd. (“Lexin” or the “Company”) (NASDAQ: LX), a leading online consumption and consumer finance platform for educated young professionals in China, today announced its unaudited financial results for the quarter ended March 31, 2020.

First Quarter 2020 Operational Highlights:

•                      Total loan originations1 in the first quarter of 2020 reached RMB34.1 billion, an increase of 69.5% from RMB20.1 billion in the first quarter of 2019.

•                      Total outstanding principal balance of loans1 reached RMB58.5 billion as of March 31, 2020, representing an increase of 67.2% from RMB35.0 billion as of March 31, 2019.

•                      Number of active users2 who used our loan products in the first quarter of 2020 reached 6.4 million, representing an increase of 99.1% from 3.2 million in the first quarter of 2019.

•                      Number of new active users who used our loan products in the first quarter of 2020 was 965 thousand, representing an increase of 37.0% from 705 thousand in the first quarter of 2019.

•                      The GMV3 of our e-commerce channel amounted to RMB1.2 billion, representing a decrease of 28.5% from RMB1.7 billion in the first quarter of 2019.

•                      The weighted average tenor of loans originated on our platform in the first quarter of 2020 was approximately 10.7 months. The weighted average APR4 was 27.1% for the first quarter of 2020.

•                      Total number of registered users reached 84.2 million as of March 31, 2020, representing an increase of 99.7% from 42.2 million as of March 31, 2019; and users with credit line reached 20.7 million as of March 31, 2020, up by 78.9% from 11.6 million as of March 31, 2019.

•                      90 day+ delinquency ratio5 was 2.57% as of March 31, 2020.

1 Originations of loans and outstanding principal balance represent the origination and outstanding principal balance of both on- and off-balance sheet loans.

2 Active users refer to, for a specified period, users who made at least one transaction during that period through our platform or through our third-party partners’ platforms using credit line granted by us.

3 GMV refers to the total value of transactions completed for products purchased on the e-commerce channel, net of returns.

4 APR is the annualized percentage rate of all-in interest costs and fees to the borrower over the net proceeds received by the borrower. Weighted average APR is weighted by loan origination amount for each loan originated in the period.

5 90 day+ delinquency ratio refers to outstanding principal balance of on- and off-balance sheet loans that were 90 to 179 calendar days past due as a percentage of the total outstanding principal balance of on- and off-balance sheet loans on our platform as of a specific date. On-balance sheet loans that were over 179 calendar days past due and charged off are not included in the delinquency rate calculation. Off-balance sheet loans that were over 179 calendar days past due are assumed charged off and not included in the delinquency rate calculation. The Company does not distinguish on the basis of the on- or off-balance sheet treatment in monitoring the credit risks of borrowers and the delinquency status of loans.

First Quarter 2020 Financial Highlights:

•                      Total operating revenue reached RMB2.5 billion. Financial services income reached RMB2.0 billion, representing an increase of 80.2% from the first quarter of 2019. Loan facilitation and servicing fees in financial services income reached RMB1,050 million, representing an increase of 33.6% from the first quarter of 2019.

•                      Gross profit reached RMB167 million, representing a decrease of 76.7% from the first quarter of 2019.

•                      Net loss was RMB678 million, as compared to net income of RMB424 million for the first quarter of 2019.

•                      Non-GAAP EBIT6 was loss of RMB720 million, as compared to income of RMB552 million for the first quarter of 2019.

•                      Adjusted net loss6 was RMB596 million, as compared to adjusted net income of RMB464 million for the first quarter of 2019. Adjusted net loss per ADS6 was RMB3.28 on a fully diluted basis.

6 Non-GAAP EBIT, adjusted net income/(loss), adjusted net income/(loss) per ordinary share and per ADS are non-GAAP financial measures. For more information on non-GAAP financial measures, please see the section of “Use of Non-GAAP Financial Measures Statement” and the tables captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” set forth at the end of this press release.

“In spite of challenging conditions that are the result of the ongoing COVID-19 pandemic, I am happy to announce another quarter of strong growth, with our loan originations for the first quarter 2020 exceeding our guidance,” said Mr. Jay Wenjie Xiao, Lexin’s chairman and chief executive officer. “In particular, our total loan originations reached RMB34.1 billion and our total outstanding principal balance of loans reached RMB58.5 billion, representing an increase of 69.5% and 67.2% from the same period in 2019.”

“Our first quarter performance was quite strong, but due to the combination of the adoption of a new accounting policy and the impact of COVID-19, certain events occurred which results in our first quarter numbers becoming not as comparable to our past results.” Mr. Xiao continued. “As we see continuing improving business conditions and increasingly favorable business trends, we are confident in the performance of our business for the future.”

“Effective January 1, 2020, we adopted the new accounting standard ASC 326: Financial instruments — Credit Losses. This guidance replaces the previous “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology,” said Mr. Craig Yan Zeng, Lexin’s chief financial officer, “In general, the CECL methodology requires earlier recognition of credit losses compared to the recognition of credit loss before its adoption. And after the adoption, the expected credit losses (i.e., the contingent aspect) of the guarantee shall be accounted for in addition to and separately from the guarantee liability (i.e., the noncontingent aspect) accounted for under ASC 460. The CECL methodology also requires us to take into consideration of relevant macroeconomic variables to estimate expected credit losses. For the challenging conditions as a result of ongoing COVID-19 pandemic, we have considered their impact on the Chinese and global economy for the estimation of the expected credit losses, as well as the fair value changes of guarantee derivatives, which resulted in a negative impact of approximately RMB0.9 billion in total to our profit. We feel that this is prudent in the current environment. In this difficult and challenging environment, we will through the determined efforts of our team, strive to achieve our previously stated loan origination guidance for 2020, which is contingent upon an improving operating environment in China.”

“The ongoing pandemic has had a pronounced negative impact on the Chinese and global economy. Due to the impact of the outbreak, we have seen increased delinquencies in the first quarter among our clients. Throughout the first quarter, our underlying business has remained resilient, and now we are seeing continuing improving credit conditions and statistics. While there are still volatilities in the general economic conditions, we will continue to monitor and adjust our operations to proactively adapt to changing conditions. We are confident in the future growth and prospects of the Chinese economy and the Chinese consumption market once the COVID-19 pandemic is fully contained,” said Mr. Ryan Huanian Liu, Lexin’s chief risk officer, “In spite of the challenges facing many in the industry, our credit performance and credit quality continues to be relatively stable and within our range of expectations, as our vintage charge-off rates7 remain stable at approximately 3%, and our 90 day+ delinquency rate was 2.57% as of March 31, 2020,” continued Mr. Liu, “We expect the vintage charge-off rates to increase over the course of the next few months, before they begin to improve in the third quarter of 2020. Again, this is fully within our previously stated range of expectations and we fully expect our stable credit performance to continue in 2020.”

7 Vintage charge-off rate refers to, with respect to on- and off-balance sheet loans originated during a specified time period, which we refer to as a vintage, the total outstanding principal balance of the loans that are charged off during a specified period, divided by the total initial principal of the loans originated in such vintage. Please refer to vintage curve at the end of “First Quarter 2020 Financial Results” of this press release.

Accounting Policy Change

Effective January 1, 2020, the Company adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments. This guidance replaces the existing “incurred loss” methodology, and introduces a forward-looking expected loss approach referred to as a current expected credit losses (“CECL”) methodology. Under the incurred loss methodology, credit losses are recognized only when the losses are probable of having been incurred. The CECL methodology requires that the full amount of expected credit losses for the lifetime be recorded at the time the financial asset is originated or acquired, and adjusted for changes in expected lifetime credit losses subsequently, which requires earlier recognition of credit losses.

The CECL methodology is applicable to estimation of credit losses of financial assets measured at amortized cost, primarily including financing receivables, contract assets, service fees receivable, and guarantee receivables of the Company. As a result, the Company recognized the cumulative effect as a decrease of approximately RMB0.3 billion to the opening balances of retained earnings, and an increase of the corresponding amount to the credit allowance of financial assets measured at amortized cost, which is primarily driven by the longer estimated periods of underlying loans under the CECL lifetime methodology compared to incurred loss methodology before the adoption of the new standard.

The CECL methodology also applies to certain off-balance sheet credit exposures, such as financial guarantees not accounted for as derivatives. The financial guarantees provided for the Company’s off-balance sheet loans accounted for under ASC 460 are in the scope of ASC 326 and subject to the CECL methodology. After the adoption, the expected credit losses (the contingent aspect) of the guarantee shall be accounted for in addition to and separately from the guarantee liability (the noncontingent aspect) accounted for under ASC 460. Before the adoption, the guarantee liabilities subsequent to initial recognition were measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability was recorded when the aggregate contingent liabilities under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460. The initial adoption resulted in a recognition of a separate contingent liability in full amount, in addition to financial guarantee liabilities measured under ASC 460. Further, the contingent liability is determined using CECL lifetime methodology compared to incurred loss methodology before the adoption. Consequently, the Company recognized the cumulative effect as a decrease of approximately RMB2.0 billion to the opening balances of retained earnings. The carrying amount of financial guarantee liabilities under ASC 460 upon the initial adoption has continued to be reduced by recording a credit to net income as the guarantor is released from the guaranteed risk in accordance with ASC 460, but no longer subject to the recording of an excess contingent lability under ASC 450.

The financial impacts described above totaled approximately RMB2.3 billion along with the associated deferred tax impact of approximately RMB0.4 billion. As a result, the Company recognized the cumulative effect of approximately RMB1.9 billion, net of tax, as a decrease to the opening balances of retained earnings on January 1, 2020.

First Quarter 2020 Financial Results:

Operating revenue increased from RMB1,775 million in the first quarter of 2019 to RMB2,500 million in the first quarter of 2020. This increase in operating revenue was due to the increase in financial services income for the quarter, driven by continuing increases in the number of active users on our platform, and the change of the presentation of guarantee income along with the adoption of ASC 326. Before the adoption of ASC 326, gain or loss related to financial guarantee not accounted for as derivatives was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.” After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as “Guarantee income” as a separate financial statement line item within revenue and the relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

Online direct sales decreased by 21.7% from RMB625 million in the first quarter of 2019 to RMB490 million in the first quarter of 2020. This decrease was primarily due to the decrease in the average consumer spending per order as a result of the impact of the COVID-19 pandemic during the first quarter of 2020.

Financial services income increased by 80.2% from RMB1.1 billion in the first quarter of 2019 to RMB2.0 billion in the first quarter of 2020. Except for the increase of RMB677 million due to change of presentation of guarantee income as aforementioned, this increase was primarily contributed by the increase in the loan facilitation and servicing fees, partially offset by the decrease in interest and financial services income and other revenues.

Loan facilitation and servicing fees increased by 33.6% from RMB786 million in the first quarter of 2019 to RMB1,050 million in the first quarter of 2020. This increase was primarily due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, with the expansion of partnerships with institutional funding partners.

Guarantee income for the first quarter of 2020 was RMB677 million. The guarantee liabilities accounted for under ASC 460 are released from the underlying risk, i.e., as the underlying loan is repaid by the borrower or when the lender is compensated in the event of a borrower’s default.

Interest and financial services income and other revenues decreased by 20.4% from RMB309 million in the first quarter of 2019 to RMB246 million in the first quarter of 2020, which was primarily due to a continuing decrease of outstanding principal balance of on-balance sheet loans as a result of our business strategy to originate more off-balance sheet loans in recent years, including the model adjustments made to Juzi Licai in the second quarter of 2018. Under the adjusted business model of Juzi Licai, all new loans funded by individual investors on Juzi Licai have been accounted for as off-balance sheet loans while the loans funded by individual investors on Juzi Licai were accounted for as on-balance sheet loans prior to that.

Cost of sales decreased by 23.5% from RMB628 million in the first quarter of 2019 to RMB480 million in the first quarter of 2020, which is consistent with the decrease of online direct sales revenue.

Processing and servicing cost increased by 168% from RMB117 million in the first quarter of 2019 to RMB313 million in the first quarter of 2020. This increase was primarily due to an increase in fees to third-party insurance companies and guarantee companies, an increase in fees to third-party payment platforms, an increase in credit assessment cost and an increase in salaries and personnel related costs.

Provision for credit losses of financing receivables increased by 90.3% from RMB153 million in the first quarter of 2019 to RMB290 million in the first quarter of 2020. The increase was primarily due to earlier recognition of credit losses under ASC 326 as well as negative impact of the ongoing COVID-19 pandemic started in this quarter.

Provision for credit losses of contract assets and receivables increased by 390% from RMB18.2 million in the first quarter of 2019 to RMB89.3 million in the first quarter of 2020. This increase was mainly due to the significant increase in off-balance sheet loans originated as a result of the continuing growth of our business, earlier recognition of credit losses under ASC 326 as well as negative impact of the ongoing COVID-19 pandemic started in this quarter.

Provision for credit losses of contingent liabilities of guarantee was RMB1,017 million in the first quarter of 2020. After the adoption of ASC 326 on January 1, 2020, a separate contingent liability in full amount determined using CECL lifetime methodology is accounted for in addition to and separately from the guarantee liabilities accounted for under ASC 460, and relevant credit losses are recorded as “Provision for credit losses of contingent liabilities of guarantee.” Before the adoption of ASC 326, gain or loss related to such financial guarantee was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.”

Gross profit decreased by 76.7% from RMB717 million in the first quarter of 2019 to RMB167 million in the first quarter of 2020. The decrease in the gross profit is primarily due to the significant increase of processing and servicing cost, provision for credit losses of financing receivables, provision for credit losses of contract assets and receivables and provision for credit losses of contingent liabilities of guarantee.

Sales and marketing expenses increased by 24.9% from RMB195 million in the first quarter of 2019 to RMB244 million in the first quarter of 2020. This increase was primarily due to an increase in online promotional fees and advertising costs, and an increase in amortization and depreciation expenses allocated to sales and marketing expense.

Research and development expenses increased by 34.5% from RMB93.8 million in the first quarter of 2019 to RMB126 million in the first quarter of 2020. This increase was primarily due to an increase in salaries and personnel related costs and an increase in share-based compensation expenses.

General and administrative expenses increased by 25.6% from RMB87.2 million in the first quarter of 2019 to RMB110 million in the first quarter of 2020. This increase was primarily due to an increase in salaries and personnel related costs and an increase in share-based compensation expenses.

Change in fair value of financial guarantee derivatives was a loss of RMB439 million in the first quarter of 2020. The loss was primarily due to the re-measurement of the expected loss rates of the underlying outstanding off-balance sheet loans at the balance sheet date, which were negatively impacted by the ongoing COVID-19 pandemic started in this quarter.

Income tax benefit for the first quarter of 2020 was RMB125 million, as compared to income tax expense of RMB85.5 million in the first quarter of 2019. The change was due to the significant increase of deferred tax assets arising from tax deductible allowance for credit losses of loans recognized during the first quarter of 2020.

Net loss for the first quarter of 2020 was RMB678 million, as compared to net income of RMB424 million in the first quarter of 2019.

Adjusted net loss for the first quarter of 2020 was RMB596 million, as compared to adjusted net income of RMB464 million in the first quarter of 2019.

Please click here to view our vintage curve:

http://ml.globenewswire.com/Resource/Download/f220690b-385a-4640-b87d-a732a005f87f

Outlook

Based on Lexin’s preliminary assessment of the current market conditions, the Company expects the second quarter loan originations to be over RMB38 billion and maintains total loan originations guidance for the fiscal year 2020 of between RMB170 billion and RMB180 billion. This is Lexin’s current and preliminary view, which is subject to changes and uncertainties. In particular, as situations surrounding the COVID-19 pandemic in China and globally continue to evolve, business visibility remains limited.

Conference Call

The Company’s management will host an earnings conference call at 7:00 AM U.S. Eastern time on June 4, 2020 (7:00 PM Beijing/Hong Kong time on June 4, 2020).

Participants who wish to join the conference call should register online at:

https://apac.directeventreg.com/registration/event/8175258

Please note the Conference ID number of 8175258.

Once registration is completed, participants will receive the dial-in information for the conference call, an event passcode, and a unique registrant ID number.

Participants joining the conference call should dial-in at least 10 minutes before the scheduled start time.

Additionally, a live and archived webcast of the conference call will be available on the Company’s investor relations website at http://ir.lexin.com.

A replay of the conference call will be accessible approximately two hours after the conclusion of the live call until June 11, 2020, by dialing the following telephone numbers:

United States:	1 855 452 5696 or 1 646 254 3697

International:	61 2 8199 0299

Replay Access Code:	8175258

About LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd. is a leading online consumption and consumer finance platform for educated young professionals in China. The Company provides a range of services including financial technology services, membership benefits, and a point redemption system through its ecommerce platform Fenqile and membership platform Le Card. The Company works with financial institutions and brands both online and offline to provide a comprehensive consumption ecosystem catering to the needs of young professionals in China. Lexin utilizes advanced technologies such as big data, cloud computing and artificial intelligence throughout the Company’s services and operations, which include risk management, loan facilitation, and the near-instantaneous matching of users’ funding requests with offers from the Company’s many funding partners.

For more information, please visit http://ir.lexin.com

To follow us on Twitter, please go to: https://twitter.com/LexinFintech.

Use of Non-GAAP Financial Measures Statement

In evaluating our business, we consider and use adjusted net income/(loss), non-GAAP EBIT, adjusted net income/(loss) per ordinary share and per ADS, four non-GAAP measures, as supplemental measures to review and assess our operating performance. The presentation of the non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. We define adjusted net income/(loss) as net income/(loss) excluding share-based compensation expenses, interest expense associated with convertible notes, and investment loss and we define non-GAAP EBIT as net income/(loss) excluding income tax expense/(benefit), share-based compensation expenses, interest expense, net, and investment loss.

We present these non-GAAP financial measures because it is used by our management to evaluate our operating performance and formulate business plans. Adjusted net income/(loss) enables our management to assess our operating results without considering the impact of share-based compensation expenses, interest expense associated with convertible notes and investment loss. Non-GAAP EBIT, on the other hand, enables our management to assess our operating results without considering the impact of income tax expense/(benefit), share-based compensation expenses, interest expense, net, and investment loss. We also believe that the use of these non-GAAP financial measures facilitates investors’ assessment of our operating performance. These non-GAAP financial measures are not defined under U.S. GAAP and are not presented in accordance with U.S. GAAP.

These non-GAAP financial measures have limitations as an analytical tool. One of the key limitations of using adjusted net income/(loss) and non-GAAP EBIT is that they do not reflect all items of income and expense that affect our operations. Share-based compensation expenses, interest expense associated with convertible notes, income tax expense/(benefit), interest expense, net, and investment loss have been and may continue to be incurred in our business and are not reflected in the presentation of adjusted net income/(loss) and non-GAAP EBIT. Further, these non-GAAP financial measures may differ from the non-GAAP financial information used by other companies, including peer companies, and therefore their comparability may be limited.

We compensate for these limitations by reconciling the non-GAAP financial measure to the most directly comparable U.S. GAAP financial measure, which should be considered when evaluating our performance. We encourage you to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate Information Statement

This announcement contains translations of certain RMB amounts into U.S. dollars (“US$”) at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.0808 to US$1.00, the exchange rate set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2020. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about Lexin’s beliefs and expectations, are forward-looking statements. These forward-looking statements can be identified by terminology such as “will,” expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the expectation of its collection efficiency and delinquency, business outlook and quotations from management in this announcement, contain forward-looking statements. Lexin may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Lexin’s goal and strategies; Lexin’s expansion plans; Lexin’s future business development, financial condition and results of operations; Lexin’s expectation regarding demand for, and market acceptance of, its credit and investment management products; Lexin’s expectations regarding keeping and strengthening its relationship with borrowers, institutional funding partners, merchandise suppliers and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Lexin’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Lexin does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

LexinFintech Holdings Ltd.

IR inquiries:

Tony Hung

Tel: +86 (755) 3637-8888 ext. 6258

E-mail: IR@lexin.com

Media inquiries:

Limin Chen

Tel: +86 (755) 3637-8888 ext. 6993

E-mail: liminchen@lexin.com

SOURCE LexinFintech Holdings Ltd.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Balance Sheets

	As of
(In thousands)	December 31, 2019	March 31, 2020
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	2,085,234	1,293,823	182,723
Restricted cash	1,813,855	2,009,901	283,852
Restricted time deposits	1,962,293	2,005,327	283,206
Short-term financing receivables, net of allowance for credit losses of RMB318,262 and RMB1,352,350 as of December 31, 2019 and March 31, 2020, respectively	3,752,690	4,344,717	613,591
Accrued interest receivable, net of allowance for credit losses of nil and RMB1,681 as of December 31, 2019 and March 31, 2020, respectively	54,284	74,696	10,549
Prepaid expenses and other current assets	1,324,924	1,195,098	168,780
Amounts due from related parties	—	941	133
Deposits to insurance companies and guarantee companies	1,251,003	1,243,725	175,648
Short-term guarantee receivables, net of allowance for credit losses of RMB49,833 and RMB21,851 as of December 31, 2019 and March 31, 2020, respectively	1,183,278	1,119,627	158,122
Short-term contract assets and service fees receivable, net of allowance for credit losses of RMB94,894 and RMB81,722 as of December 31, 2019 and March 31, 2020, respectively	2,971,976	3,061,529	432,370
Inventories, net	106,781	55,216	7,798
Total current assets	16,506,318	16,404,600	2,316,772
Non-current assets
Restricted cash	86,537	145,990	20,618
Restricted time deposits	4,350	11,028	1,557
Long-term financing receivables, net of allowance for credit losses of RMB55,283 and RMB87,916 as of December 31, 2019 and March 31, 2020, respectively	658,798	455,277	64,297
Long-term guarantee receivables, net of allowance for credit losses of RMB750 and RMB4,305 as of December 31, 2019 and March 31, 2020, respectively	281,699	220,611	31,156
Long-term contract assets and service fees receivable, net of allowance for credit losses of RMB2,845 and RMB16,102 as of December 31, 2019 and March 31, 2020, respectively	482,875	384,992	54,371
Property, equipment and software, net	92,553	101,002	14,264
Land use rights, net	—	1,026,267	144,937
Long-term investments	511,605	517,971	73,151
Deferred tax assets	157,138	511,028	72,171
Other assets	454,421	456,462	64,465
Total non-current assets	2,729,976	3,830,628	540,987
TOTAL ASSETS	19,236,294	20,235,228	2,857,759

LIABILITIES
Current liabilities
Accounts payable	201,837	93,842	13,253
Amounts due to related parties	40,804	46,808	6,611
Short-term borrowings	1,977,691	2,127,400	300,446
Short-term funding debts	3,755,528	4,259,188	601,512
Accrued interest payable	87,003	87,663	12,380
Guarantee liabilities(1)	1,726,368	—	—
Deferred guarantee income(1)	—	1,391,123	196,464
Contingent guarantee liabilities(1)	—	2,744,653	387,619
Funds payable to individual investors	618,749	600,023	84,739
Accrued expenses and other current liabilities	1,394,639	1,962,313	277,132
Total current liabilities	9,802,619	13,313,013	1,880,156
Non-current liabilities
Long-term funding debts	450,595	719,366	101,594
Deferred tax liabilities	309,646	45,711	6,456
Convertible notes	2,046,051	2,079,755	293,718
Other long-term liabilities	27,844	17,699	2,500
Total non-current liabilities	2,834,136	2,862,531	404,268
TOTAL LIABILITIES	12,636,755	16,175,544	2,284,424

SHAREHOLDERS’ EQUITY
Class A Ordinary Shares	170	172	24
Class B Ordinary Shares	61	59	8
Additional paid-in capital	2,519,886	2,575,651	363,751
Statutory reserves	352,313	352,313	49,756
Accumulated other comprehensive loss	(7,288)	(5,981)	(845)
Retained earnings	3,734,397	1,137,470	160,641
TOTAL SHAREHOLDERS’ EQUITY	6,599,539	4,059,684	573,335
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	19,236,294	20,235,228	2,857,759

(1)         We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) effective January 1, 2020 using the modified retrospective method.

Before the adoption of ASC 326, the guarantee liabilities subsequent to initial recognition were measured at the greater of the amount determined based on ASC 460 and the amount determined under ASC 450. An excess liability was recorded when the aggregate contingent liabilities under ASC 450 exceeded the balance of guarantee liabilities determined under ASC 460.

After the adoption of ASC 326, a contingent liability in full amount determined using CECL lifetime methodology of the guarantee (i.e., the contingent aspect recorded as “Contingent guarantee liabilities”) shall be accounted for in addition to and separately from the guarantee liability (i.e., the noncontingent aspect recorded as “Deferred guarantee income”) accounted for under ASC 460.

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statement of Operations

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2019	2020
	RMB	RMB	US$
Operating revenue:
Online direct sales	624,909	489,524	69,134
Services and others	54,699	37,497	5,296
Online direct sales and services income	679,608	527,021	74,430
Interest and financial services income and other revenues	309,065	245,929	34,732
Loan facilitation and servicing fees	785,837	1,049,784	148,258
Guarantee income(1)	—	677,300	95,653
Financial services income	1,094,902	1,973,013	278,643
Total operating revenue	1,774,510	2,500,034	353,073
Operating cost:
Cost of sales	(628,002)	(480,167)	(67,813)
Funding cost	(142,272)	(143,081)	(20,207)
Processing and servicing cost	(116,719)	(312,970)	(44,200)
Provision for credit losses of financing receivables	(152,517)	(290,249)	(40,991)
Provision for credit losses of contract assets and receivables	(18,241)	(89,340)	(12,617)
Provision for credit losses of contingent liabilities of guarantee(1)	—	(1,017,243)	(143,663)
Total operating cost	(1,057,751)	(2,333,050)	(329,491)
Gross profit	716,759	166,984	23,582
Operating expenses:
Sales and marketing expenses	(195,183)	(243,872)	(34,441)
Research and development expenses	(93,848)	(126,211)	(17,824)
General and administrative expenses	(87,210)	(109,526)	(15,468)
Total operating expenses	(376,241)	(479,609)	(67,733)
Change in fair value of financial guarantee derivatives, net	50,496	(438,984)	(61,996)
Gain on guarantee liabilities, net(1)	103,677	—	—
Interest expense, net	(2,458)	(12,305)	(1,738)
Investment loss	—	(16,266)	(2,297)
Others, net	17,610	(23,194)	(3,276)

Income/(loss) before income tax expense	509,843	(803,374)	(113,458)
Income tax (expense)/benefit	(85,543)	124,947	17,646

Net income/(loss)	424,300	(678,427)	(95,812)

Net income/(loss) per ordinary share
Basic	1.21	(1.87)	(0.26)
Diluted	1.17	(1.87)	(0.26)

Net income/(loss) per ADS
Basic	2.41	(3.73)	(0.53)
Diluted	2.35	(3.73)	(0.53)

Weighted average number of ordinary shares outstanding
Basic	351,642,939	363,502,158	363,502,158
Diluted	361,647,253	363,502,158	363,502,158

(1) We have adopted ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) effective January 1, 2020 using the modified retrospective method.

Before the adoption of ASC 326, gain or loss related to guarantee liabilities accounted for under ASC 460 was recorded in one combined financial statement line item within “Gain on guarantee liabilities, net.”

After the adoption of ASC 326, the gain released from the guarantee liabilities accounted for under ASC 460 is recorded as a separate financial statement line item within revenue as “Guarantee income” and the relevant credit losses of guarantee are recorded as “Provision for credit losses of contingent liabilities of guarantee.”

LexinFintech Holdings Ltd.

Unaudited Condensed Consolidated Statements of Comprehensive Income/(Loss)

	For the Three Months Ended March 31,
(In thousands)	2019	2020
	RMB	RMB	US$
Net income/(loss)	424,300	(678,427)	(95,812)
Other comprehensive (loss)/income
Foreign currency translation adjustments, net of nil tax	(9,539)	1,307	185
Total comprehensive income/(loss)	414,761	(677,120)	(95,627)

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands, except for share and per share data)	2019	2020
	RMB	RMB	US$
Reconciliation of Adjusted Net Income/(Loss) to Net Income/(Loss)
Net income/(loss)	424,300	(678,427)	(95,812)
Add: Share-based compensation expenses	39,407	54,734	7,730
Interest expense associated with convertible notes	—	11,913	1,682
Investment loss	—	16,266	2,297
Adjusted net income/(loss)	463,707	(595,514)	(84,103)

Adjusted net income/(loss) per ordinary share
Basic	1.32	(1.64)	(0.23)
Diluted	1.28	(1.64)	(0.23)

Adjusted net income/(loss) per ADS
Basic	2.64	(3.28)	(0.46)
Diluted	2.56	(3.28)	(0.46)

Weighted average number of ordinary shares outstanding
Basic	351,642,939	363,502,158	363,502,158
Diluted	361,647,253	363,502,158	363,502,158

LexinFintech Holdings Ltd.

Unaudited Reconciliations of GAAP and Non-GAAP Results

	For the Three Months Ended March 31,
(In thousands)	2019	2020
	RMB	RMB	US$
Reconciliations of Non-GAAP EBIT to Net Income/(Loss)
Net income/(loss)	424,300	(678,427)	(95,812)
Add: Income tax expense/(benefit)	85,543	(124,947)	(17,646)
Share-based compensation expenses	39,407	54,734	7,730
Interest expense, net	2,458	12,305	1,738
Investment loss	—	16,266	2,297
Non-GAAP EBIT	551,708	(720,069)	(101,693)